Exhibit 1.1

NOTICE OF TERMINATION OF PRELIMINARY DEFINITIVE AGREEMENT

To: Baby Trend, Inc.
Attention: Denny Tsai
From: GIA Investments Corp.
RE. Termination of Preliminary Definitive Agreement
Date: January 9, 2013

Notice is hereby given, pursuant to the provisions of Paragraph 22 of that certain written Preliminary Definitive Agreement effective December 25, 2011, that GIA Investments Corp., hereby terminates that Preliminary Definitive Agreement, for the reasons specified hereinafter.  Pursuant to the provisions of Paragraph 22 of that Preliminary Definitive Agreement, that Preliminary Definitive Agreement may be terminated prior to entering into the Final Definitive Agreement (that term is defined by the provisions of that Preliminary Definitive Agreement) by either party, if the first tranche of the Consideration (that term is provided by the provisions of that Preliminary Definitive Agreement) has not been raised by July 15, 2012. The first tranche of the Consideration was not raised by July 15, 2012. Accordingly, GIA Investments Corp. hereby terminates that Preliminary Definitive Agreement in its entirety.

Additionally, GIA Investments Corp. disclaims any responsibility or liability to any and all prospective purchasers of securities of Baby Trend, Inc. which (i) attended the “roadshow” conducted by GIA Investments Corp. or (ii) were furnished information regarding Baby Trend, Inc., written or verbal, including, but not limited to, correspondence, memorandums, reports, financial statements, opinions, representations, warranties or other documents, relating to or in connection with investment opportunities regarding the securities of Baby Trend, Inc.

By:	/s/ Heer Haiao
Heer Hsiao, Managing Director